Cisco Systems, Inc.
170 West Tasman Drive
San Jose, CA 95134-1706

Direct: 408 526 4000
FAX: 408 608-1750
www.cisco.com

January 20, 2009

Ms. Kathleen Collins

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cisco Systems, Inc.
Form 10-K for the Fiscal Year Ended July 26, 2008
Filed on September 15, 2008
Form 10-Q for the Quarter Ended October 25, 2008
File No. 000-18225

Dear Ms. Collins:

On behalf of Cisco Systems, Inc., a California corporation (the “Company” or “Cisco”), set forth below is the Company’s response to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated December 19, 2008.

For ease of reference, the heading and number of the response set forth below corresponds to the heading and number in the Staff’s comment, and we have set forth below, in italics, the text of the Staff’s comment prior to the response.

Form 10-Q for the Quarter Ended October 25, 2008

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Estimates

Investment Impairments, page 36

1.

We note that $23.2 billion, or 87%, of your total investments including private investments are classified as Level 2 and Level 3 as defined in SFAS 157. We also note your disclosure in Note 8 that Level 2 fixed income securities are valued using quoted market prices for similar instruments, non-binding market prices

Kathleen Collins

Securities and Exchange Commission

January 20, 2009

that are corroborated by observable market data, or discounted cash flow techniques. In addition, we note that Level 3 asset-backed securities are fair valued using discounted cash flow models and private investments are fair valued using financial metrics, comparison to other private and public companies, analysis of the financial condition and near-term prospects of the investees. Tell us how you considered providing the following additional disclosure in your critical accounting estimates discussion:

•

If material, a discussion of the extent to which, and how, you used or considered relevant market indices, for example ABX or CMBX, in applying the techniques or models you used to value your material assets or liabilities. Consider describing any material adjustments you made during the reporting period to the fair value of your assets or liabilities based on market indices and your reasons for making those adjustments.

•

Discuss specific assumptions used in your valuation techniques, how they were developed, how and why assumptions changed from period to period if material, and discuss whether valuation techniques/models changed as a result of the lack of liquidity.

•

If applicable, quantify the extent of the use of brokers and pricing services separately and describe validation procedures performed. Discuss whether prices/quotes are adjusted and the key judgments/sensitivity in arriving at the ultimate fair value used.

Pursuant to section V of our Release 33-8350, critical accounting estimates disclosure should indicate if the nature of estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of estimates and assumptions on financial condition or operating performance is material.

Response:

The Company respectfully advises the Staff that, in view of Release No. 33-8350, the Company considered whether additional discussion and analysis was necessary regarding accounting estimates and assumptions associated with the valuation of its investment portfolio in connection with preparing the discussion of critical accounting estimates in its Form 10-Q for the quarter ended October 25, 2008. The Company considered its disclosures appropriate based on the reasons discussed below.

Kathleen Collins

Securities and Exchange Commission

January 20, 2009

The Company’s investment portfolio consists primarily of high quality investment grade securities and as of October 25, 2008 had a weighted-average credit rating exceeding AA. Approximately 95% of the Company’s assets and liabilities measured at fair value on a recurring basis are priced/evaluated using market data for similar or identical instruments or non-binding market quotes obtained from industry standard pricing services such as Interactive Data Corporation, Bloomberg, JP Morgan Direct and other services, which the Company believes is consistent with industry standard practice. The Company’s management uses the pricing data from such services as the primary input to make its assessments and determinations as to the ultimate valuation of its investment portfolio. While the valuation of the Company’s assets and liabilities measured at fair value on a recurring basis depends on a number of factors, including management’s evaluation and assessment of the pricing data described above, the Company did not believe that the nature of the estimates or assumptions related to its investment portfolio was material due to the levels of subjectivity and judgment necessary to account for such matters or the susceptibility of such matters to change.

With respect to the Company’s Level 2 securities, as disclosed in the Note 8 to the Company’s Consolidated Financial Statements for the period ended October 25, 2008, the Company’s Level 2 fixed income securities are valued using quoted market prices for similar instruments, non-binding market prices that are corroborated by observable market data, or discounted cash flow techniques in limited circumstances. Inputs such as actual trade data, benchmark yields, broker/dealer quotes, etc. are sourced from independent pricing vendors, quoted market prices or other sources to determine the ultimate fair value of the Company’s assets and liabilities. The fair value and inputs are reviewed for reasonableness, may be further validated by comparison to publicly available information and could be adjusted based on market indices or other information management deems material to their estimate of fair value. For the quarter ended October 25, 2008, the Company did not make material adjustments to arrive at the fair value of its investments and historically has not been required to make such adjustments based on the nature of its investment holdings as previously described.

During the quarter ended October 25, 2008, the Company observed that the market for asset-backed securities became increasingly inactive and the volume of trades relative to historical levels declined. As a result of this change, the Company classified these securities as Level 3 consistent with SFAS 157. The Company disclosed the change in the observability of the inputs and its effect on the classification of the instruments in Note 8 to its financial statements contained in its Form 10-Q for the quarter ended October 25, 2008. Level 3 securities represented an immaterial portion, approximately 2%, of the Company’s assets and liabilities measured at fair value on a recurring basis, and as such, the Company believed that it was not necessary to provide expanded disclosures relating to the estimates and assumptions for this insignificant portion of the portfolio.

Kathleen Collins

Securities and Exchange Commission

January 20, 2009

The Company understands that in the current market environment, the assessment of fair value can be difficult and subjective, and the Company is committed to providing transparency through its financial disclosures. In light of the Staff’s comment, the Company will revise its future filings to provide expanded discussion in the critical accounting estimates section regarding fair value measurements. In addition, as the Company monitors market conditions on an ongoing basis, it will continue to assess and, if appropriate, modify and expand its disclosures, in reference to Release No. 33-8350.

The Company again acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (408) 527-0448, or Daniel J. Winnike of Fenwick & West LLP, our outside legal counsel, at (650) 335-7657.

Sincerely,

/s/ Jonathan Chadwick
Jonathan Chadwick
Senior Vice President, Corporate Controller and Principal Accounting Officer

cc:	Melissa Feider, Securities and Exchange Commission
John T. Chambers, Cisco Systems, Inc.
Frank A. Calderoni, Cisco Systems, Inc.
Mark Chandler, Cisco Systems, Inc.
Daniel J. Winnike, Fenwick & West LLP
Stephen Darcy, PricewaterhouseCoopers LLP